CONTACT:  Jeffrey J. Hattara            (NYSE -- BMC)
          (612) 851-6030                FOR IMMEDIATE RELEASE



                      BMC REPORTS FIRST QUARTER 1998 EARNINGS


April 22, 1998 -- Minneapolis, MN -- BMC Industries, Inc. today reported first quarter 1998 net earnings of $3,809,000 or $0.14 diluted earnings per share, compared to $7,883,000 or $0.28 diluted earnings per share in the first quarter 1997. Total first quarter revenues increased 4% from $77,127,000 in 1997 to $80,084,000 in 1998.

Paul B. Burke, BMC's Chairman and Chief Executive Officer stated "All of our operations enjoyed significant profitability increases over 1997 except for our Cortland, New York mask operating facility. As anticipated, the Cortland facility incurred significant continuing start-up expenses in the first quarter on its new production lines, particularly the high resolution monitor line, which more than offset our gains everywhere else. I am pleased to report, however, that the Cortland operation made significant progress in both increasing and stabilizing yields on these lines and in qualifying new parts. As also previously disclosed, we expect start-up activity and yield ramp up on the high resolution line in Cortland to linger into the second quarter."

First quarter sales for the Precision Imaged Products operation (including both the Mask Operations and Buckbee-Mears St. Paul) were slightly ahead of first quarter 1997 sales. Computer monitor mask sales were approximately $8 million in the first quarter, an increase of 145% over the prior year quarter. More importantly, production level computer monitor mask shipments were made to additional customers in the first quarter, as the Mask Group continues to diversify its monitor mask customer base. Entertainment mask sales were down 7% (adjusted for currency translation) from the prior year quarter due primarily to lower invar sales. Invar sales were down 45% compared to the prior year quarter, and we expect the soft market for invar entertainment masks to continue for the balance of the year. The migration to larger sized masks continued in the first quarter. Jumbo (30" and larger) and large (25" to 29") masks made of AK steel increased 11% and 18%, respectively, over the prior year quarter. The strength of the U.S. dollar verses the German mark had less than a $100,000 impact on earnings but reduced sales, as compared to the prior year quarter, by approximately $1.8 million. Buckbee-Mears St. Paul

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(BMSP) achieved excellent financial results, posting a 21% revenue gain over the prior year quarter and record profitability. BMSP is continuing to find high demand for precision etched and electroformed parts.

BMC's Optical Products operation achieved sales growth of 7% over the prior year, while profits grew 39%. The increased profitability was fueled by exceptionally strong sales of high-end products (polycarbonate, high-index, progressive and polarizing sun lenses) which grew 25% over the prior year quarter. Transfer of the polycarbonate manufacturing operations to the new production facility in Ramsey, Minnesota will be completed in the second quarter. We expect to begin realizing the benefit of improved yields and productivity from this new facility beginning in the second half of 1998.

The closing process for the recently announced acquisition of certain assets of Orcolite, a division of Monsanto Company, is proceeding as planned and on schedule.

Statements made in this press release which are not historical, including statements regarding future performance, are forward looking statements and as such are subject to a number of risks, including lower demand for televisions and computer monitors, inability to penetrate the lead frame market, problems associated with transfer of the polycarbonate operations, higher operating expenses and lower yields associated with production start-up, foreign currency fluctuations, successful customer part qualifications and the effect of economic uncertainty in Asia. These and other risks and uncertainties are detailed in the Company's Form 10-K for the year ended December 31, 1997.

BMC is one of the world's largest manufacturers of aperture masks for color television picture tubes and computer monitors. The Company is also a leading producer of glass, plastic and polycarbonate eyewear lenses. The common stock of the Company is traded on the New York Stock Exchange under the symbol "BMC".


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

                              BMC INDUSTRIES, INC.

                  CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS
                                   (Unaudited)
                    (in thousands, except per share amounts)



                                                           Three Months Ended
                                                                 March 31
                                                        ----------------------
                                                             1998         1997
--------------------------------------------------------------------------------

Revenues                                                $  80,084    $  77,127
Cost of products sold                                      68,455       61,145
--------------------------------------------------------------------------------
Gross Margin                                               11,629       15,982
Selling                                                     3,289        2,837
Administrative                                              1,330        1,539
--------------------------------------------------------------------------------
Income from Operations                                      7,010       11,606
--------------------------------------------------------------------------------
Other Income and (Expense)
     Interest expense                                      (1,383)        (144)
     Interest income                                           32           42
     Other income (expense)                                  (144)         262
--------------------------------------------------------------------------------
Earnings before Income Taxes                                5,515       11,766
Income Taxes                                                1,706        3,883
--------------------------------------------------------------------------------

Net Earnings                                             $  3,809     $  7,883
--------------------------------------------------------------------------------

Net Earnings Per Share:
     Basic                                               $   0.14     $   0.29
     Diluted                                                 0.14         0.28
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Number of Shares Included in Per Share Computation:
     Basic                                                 26,994       27,410
     Diluted                                               27,644       28,458
--------------------------------------------------------------------------------


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                                     Page 22

                              BMC INDUSTRIES, INC.

                      CONDENSED CONSOLIDATED BALANCE SHEETS
                                   (Unaudited)
                                 (in thousands)


                                                         March 31  December 31
                                                         --------  -----------
                                                             1998         1997
--------------------------------------------------------------------------------

ASSETS
Current Assets
     Cash and cash equivalents                           $  2,238     $  2,383
     Trade accounts receivable, net of allowances          35,893       29,824
     Inventories                                           78,957       70,111
     Deferred income taxes                                  6,171        5,881
     Other current assets                                   9,173       13,595
--------------------------------------------------------------------------------
          Total Current Assets                            132,432      121,794
--------------------------------------------------------------------------------

Property, Plant and Equipment                             285,666      283,070
Less Accumulated Depreciation                             104,816      100,688
                                                         --------     --------
     Property, Plant and Equipment, Net                   180,850      182,382
                                                         --------     --------
Deferred Income Taxes                                       1,229        1,429
Other Assets, Net                                          14,110       13,802
--------------------------------------------------------------------------------

Total Assets                                             $328,621     $319,407
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

LIABILITIES AND STOCKHOLDERS' EQUITY
--------------------------------------------------------------------------------
Current Liabilities
     Short-term borrowings                               $  1,222     $  1,139
     Accounts payable                                      23,540       25,623
     Income taxes payable                                   3,495        2,830
     Accrued expenses and other current liabilities        18,826       17,288
--------------------------------------------------------------------------------
          Total Current Liabilities                        47,083       46,880
--------------------------------------------------------------------------------

Long-Term Debt                                             95,571       73,426
Other Liabilities                                          17,430       17,718
Deferred Income Taxes                                       2,824        2,631

Stockholders' Equity
     Common stock                                          46,358       62,263
     Retained earnings                                    122,099      118,693
     Other comprehensive income                            (1,694)      (1,217)
     Other                                                 (1,050)        (987)
--------------------------------------------------------------------------------
          Total Stockholders' Equity                      165,713      178,752
--------------------------------------------------------------------------------
Total Liabilities and Stockholders' Equity               $328,621     $319,407
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------



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